PRESS RELEASE	EXHIBIT 99.1
All amounts are in CDN$ unless otherwise stated

TIW STATEMENT

Montréal, Canada, September 22, 2005 - Telesystem International Wireless Inc. ("TIW" or the "Company") (TSX, "TIW", NASDAQ, "TIWI") announces it has received a notice from NASDAQ to advise that its shares will be delisted from NASDAQ before the opening of the market on September 28, 2005. TIW therefore confirms that September 27, 2005 will be the last day of trading of its shares on both NASDAQ and the Toronto Stock Exchange. Its shares will begin trading on the TSX Venture Exchange at the opening of the market on September 28, 2005 under the ticker "TIW". There can be no assurance as to whether there will be adequate liquidity for the shares of TIW in the future or whether the Company will maintain the listing of its shares on the TSX Venture Exchange or any other public exchange until further cash distributions on its shares can be made.

The payment date for a First Distribution of $17.01 and $1.79 to shareholders of record on September 8 and 21, 2005 respectively will be September 27, 2005. The Company continues to hold certain reserves in cash and cash equivalents to meet future estimated costs and potential liabilities. The timing and size of future distributions by the Company depend on its ability to free up these reserves as it settles or otherwise makes final determination of its liabilities. The most significant of these is a reserve totalling $255 million or approximately $1.14 per share for potential tax liability. The taxation authorities have not, however, yet assessed the specific amount of their claims and assessments may not be delivered for several months. The Company believes that there are no material amounts owing to taxation authorities. However, there can be no certainty as to whether or not the tax authorities will propose adjustments which may result in tax liabilities that would reduce significantly potential future distributions.

Accordingly, there can be no certainty that following the First Distribution payable on September 27, 2005, the Company will be able to make further distributions or that cumulative distributions will equal to the Target Return of $19.9614 per share plus Investment Income, as defined in the Information Circular dated April 18, 2005. TIW estimates that the cumulative Investment Income earned through to the end of September 2005 will represent approximately $0.14 per share. Taking into account that amount of estimated Investment Income and the total First Distribution of $18.80, the amount of future distributions should therefore not be expected to exceed approximately $1.30 per share. TIW does not expect to realize a material amount of additional Investment Income in periods subsequent to the First Distribution.

There can be no assurance as to when the Company's common shares will be cancelled under its plan of arrangement. If the Company's common shares are cancelled before any further distributions are made or before the Target Return of $19.9614 per share, together with Investment Income thereon, have been distributed, shareholders at the time of the cancellation will continue to have the right to receive future distributions, if any.

In relations with any distributions, shareholders from the United States are reminded that they are or may be subject to tax consequences which are different from those applicable to Canadian shareholders. The Company refers its U.S. shareholders to the Information Circular and more specifically to the section "Certain U.S. Federal Income Tax Considerations", including the "PFIC Considerations" sub-section.

The Information Circular is available by accessing TIW's web site at www.tiw.ca, SEDAR at www.sedar.com or EDGAR at www.sec.gov.

Forward-looking Statements

This news release contains certain forward-looking statements concerning our future operations, economic performances, financial conditions and financing plans. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, uncertainties and assumptions. Consequently, all of the forward-looking statements made in news release are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us and our subsidiaries or their businesses or operations. We undertake no obligation and do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law.

For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995.

About TIW

TIW operates under a court supervised Plan of Arrangement to complete the transaction with Vodafone announced on March 15, 2005, proceed with its liquidation, including the implementation of a claims process and the distribution of net cash to shareholders, cancel its common shares and proceed with its final distribution and be dissolved. TIW's shares are listed on NASDAQ ("TIWI") and on the Toronto Stock Exchange ("TIW").

FOR INFORMATION:

INVESTORS:
JACQUES LACROIX
Telesystem International Wireless Inc.
(514) 673-8466
jlacroix@tiw.ca

Our web site address is: www.tiw.ca